

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2023

Zhihua Wu
Chief Executive Officer
Linkage Global Inc
2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

> **Re: Linkage Global Inc**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted August 4, 2023**
> **CIK No. 0001969401**

Dear Zhihua Wu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Cover Page

1. We note your response to comment 1 and reissue in part. In this regard, we note your disclosure here as well as on pages 11 and 12 that "[t]here are currently no restrictions on foreign exchange and [y]our ability to transfer cash among [y]our Cayman Islands holding company and [y]our principal subsidiaries in Hong Kong and Japan." Please revise your disclosure here and elsewhere as appropriate to address whether there are any limitations on your ability to transfer cash to investors.

Notes to Unaudited Condensed Consolidated Financial Statements
3. Segment Information, page F-16

2.   We note the disclosure you provided in response to comment 15. Please revise this disclosure to include right-of-use assets by geography.

2. Summary of Significant Accounting Policies
Revenue Recognition
Integrated E-Commerce Services, page F-39

3.   We note the disclosure you revised in response to comment 14. Please tell us how the billing reports received from social media platforms directly correspond with the value transferred to the customers. In this regard, tell us how you consider the revenue adjustments that occur following the reconciliation process during the month following each quarter-end, including the materiality of such adjustments.

 You may contact Keira Nakada at (202) 551-3659 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li